Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 737-8833
                            Facsimile: (202) 737-5184

                                                              September 17, 2007

VIA EDGAR

Ms. Linda Stirling
Ms. Laura Hatch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

          Re:  AllianceBernstein Bond Fund, Inc.
               N-14
               File No. 333-145551

Dear Ms. Stirling and Ms. Hatch:

     This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") on the Form N-14 filing for AllianceBernstein Bond Fund, Inc. - AllianceBernstein Intermediate Bond Portfolio (the "Company") regarding the Company's acquisition of AllianceBernstein Bond Fund, Inc. - AllianceBernstein U.S. Government Portfolio (the "Acquisition") as provided orally to Michell Fishman of this office on September 10, 2007 by Ms. Stirling ("Staff Comments") and on September 11, 2007 by Ms. Hatch ("Accounting Comments"). The Staff's comments and our responses are discussed below.

Staff Comments
--------------

Prospectus
----------

Comment 1:     Why is there no disclosure regarding proxy solicitation,
               shareholder meetings, dissenters' right of appraisal, voting procedures, voting securities and principal holders thereof, and control persons as required by Item 7 of Form N-14.

Response:      Under Maryland law, no shareholder vote is required in connection with this merger. The Maryland General Corporation Law ("MGCL")
               Section 3-104(a)(5) states that "the approval of the stockholders
               . . . are not required for any . . . [t]ransfer of assets by a corporation registered as an open-end investment company under the Investment Company Act of 1940.(1) In addition, no shareholder vote is required by Rule 17a-8 under the Investment
               Company Act of 1940 because the Funds have virtually identical investment advisory contracts, the same disinterested directors, the same distribution fees and identical fundamental investment policies. Therefore, we have not included any disclosure required by Item 7 except information about principal shareholders and control persons. See Appendix J.

----------
(1)  MGCL ss.301-4(a)(5).

Comment 2:     Summary - In the table comparing the Funds' investment objectives and principal investment strategies, the disclosure regarding each Fund's average duration of investment should include the dollar weighted average maturity for Intermediate Bond and the pro forma Fund.

Response:      We have revised the disclosure in response to this comment to refer to dollar weighted average maturity for Intermediate Bond of more than three and less than ten years.

Comment 3:     Summary - The summary states that, in contrast to U.S.
               Government, Intermediate Bond may invest at least 80% of its net assets in investment grade fixed-income securities and may invest up to 20% of its net assets in below investment grade securities.
               Please disclose the percentage of Intermediate Bond's investments in investment grade and below investment grade securities after the merger.

Response:      We have revised the disclosure in response to this comment to reflect that after the merger, Intermediate Bond may invest at least 75% of its net assets in investment grade fixed-income securities and may invest up to 25% of its net assets in below investment grade securities.

Comment 4:     Summary - The summary states that the remaining securities of
               U.S. Government that are not repositioned will be transferred or liquidated prior to the merger. Please disclose the results to the shareholders, which may or may not have tax consequences, of the remaining securities being transferred or liquidated.

Response:      We have revised the disclosure in response to this comment to reflect that there will be no tax consequences for shareholders because U.S. Government has substantial loss carryforwards that will offset any gains realized as a result of its securities being transferred or liquidated prior to the Acquisition.

Comment 5:     Summary - Under the heading "Federal Income Tax Consequences,"
               please disclose the results to the shareholders, which may or may not have tax consequences, of the remaining securities being transferred or liquidated.

Response:      We have revised the disclosure in response to this comment to reflect that there will be no tax consequences for shareholders because U.S. Government has substantial loss carryforwards that will offset any gains realized as a result of its securities being transferred or liquidated prior to the Acquisition.

Comment 6:     Summary - Under the heading "Reasons for the Acquisition," the second bullet point states that yields on U.S. Government securities have been in a "secular decline." Please restate in plain English.

Response:      We have revised the disclosure in response to this comment to read that yields on U.S. Government securities have been in long-term decline.

Comment 7:     Summary - The discussion regarding the portfolio management teams for the Funds is unclear. Please restate in plain English.

Response:      We have revised the disclosure in response to this comment.

Comment 8:     Appendix A - Please move the footnotes to the end of the
               Annual Operating Expense Tables, rather than between each table.

Response:      We have revised the disclosure in response to this comment.

Comment 9:     Appendix A - The layout of the Stockholder Fees table is
               confusing. Please reformat to reflect the format of the Annual
               Operating Expense Tables.

Response:      We have not revised the disclosure in response to this comment because the Stockholder Fees for each Fund are identical, with one exception, and we believe the presentation is more concise and understandable in its current form.

Accounting Comments
-------------------

Comment 10:    The "Questions and Answers" section should include a Q & A regarding who will pay costs of the transaction.

Response:      We have revised the disclosure in response to this comment.

Comment 11:    Under "Comparison of the Fees" please explain why the fee
               tables are set forth in an Appendix rather than set forth in this section.

Response:      We have provided the fee tables in an Appendix rather than under
               "Comparison of the Fees" because we believe the Comparison of Fees and Expenses summarizes the effect of the Acquisition. The line item disclosure in the Fee Table is not necessary for shareholders to understand the impact of the Acquisition on the Funds' expenses and, in our view, would be confusing. In addition, the combined Funds' expenses are subject to an expense cap, which will be effective for at least two years. Given the expense cap, the line item disclosure does not add information that is particularly relevant to shareholders. We believe the disclosure as currently formulated is consistent with Instruction
               F of Form N-14, which specifies that "care should be taken that information in the prospectus is set forth in a clear, concise, and understandable manner." Form N-14 was adopted in 1985 long before the Securities and Exchange Commission began to focus on better, plain English disclosure such as is currently embodied in Form N-1A. We believe that Form N-14's requirements should be viewed in light of the goal of clear and understandable disclosure and not applied in an inflexible manner that does not meet this goal.

Comment 12:    Appendix A - For all Classes of U.S. Government, the "Total
               Fund Operating Expenses" vary from 1 to 2 basis points between the Fee Table and the Financial Highlights. Please explain the variance.

Response:      The differences are due to the fact that the Fee Table excludes expenses of a recent proxy solicitation and the Financial
               Highlights includes these expenses.

Comment 13:    Appendix A - For Intermediate Bond Class B, the "Net
               Expenses" in the Fee Table are 1.68%. In the Financial
               Highlights, the net expenses are 1.33%. Please explain the variance.

Response:      We address this variance in footnote (a). The Fund's principal underwriter has voluntarily waived certain distribution expenses.
               If the waiver were reflected in the fee table, the next expense of the Class B shares would have been 1.33%.

Comment 14:    Appendix A - For Intermediate Bond Class C, the "Net
               Expenses" in the Fee Table should be 1.68% rather than 1.8%

Response:      We have revised the disclosure in response to this comment.

Comment 15:    Appendix A - In the Expense Examples for Intermediate Bond
               (pro forma) Class B+ and Intermediate Bond (pro forma) Class B++, the CDSC is 3% rather than 4%. Please recalculate the expenses using the correct CDSC schedule.

Response:      We have revised the disclosure in response to this comment.

Comment 16:    Appendix H - The pro forma adjustment column should include an adjustment for costs of the reorganization that are being paid by the Fund.

Response:      We have revised the disclosure in response to this comment.

Comment 17:    Statement of Additional Information - Pro Forma Financial
               Information - The Schedule of Investments should indicate which securities are being sold because of the merger. If that information is not yet known, please include a footnote after the Schedule of Investments stating the percentage of securities to be sold in connection with the merger.

Response:      We have revised the disclosure in response to this comment.

                                    * * * * *

     We hereby acknowledge that (i) each Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) a Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

     If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 773-8833.

                                        Sincerely,


                                        /s/ Michell G. Fishman
                                        Michell G. Fishman

cc:  Emilie Wrapp, Esq.
     Kathleen K. Clarke, Esq.

SK 00250 0455 808848 v2